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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 6)*



                                 INCOMNET, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    453365207
                 ----------------------------------------------
                                 (CUSIP Number)


  John P. Casey, 10220 River Road, Suite 115, Potomac, MD 20854 (301) 983-5000
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


                                 July 15, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d- 7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

---------------------------                                                   -------------------------
CUSIP NO. 453365207                                                               PAGE 2 OF 5 PAGES
---------------------------                                                   -------------------------

-------------------------------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                          JOHN P. CASEY - SS# ###-##-####
-------------------------------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                (a) [ ]
                                                                                                (b) [X]

-------------------------------------------------------------------------------------------------------
    3      SEC USE ONLY


-------------------------------------------------------------------------------------------------------
    4      SOURCE OF FUNDS

                          00
-------------------------------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)  [ ]


-------------------------------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

                          United States
-------------------------------------------------------------------------------------------------------
                             7      SOLE VOTING POWER

                                    5,485,104*
                       --------------------------------------------------------------------------------
      NUMBER OF              8      SHARED VOTING POWER
        SHARES
     BENEFICIALLY                           102,000 (children's trust; 1/3 voting trustee)
    OWNED BY EACH
      REPORTING
     PERSON WITH
                       --------------------------------------------------------------------------------
                             9      SOLE DISPOSITIVE POWER

                                    5,485,104*
                       --------------------------------------------------------------------------------
                            10      SHARED DISPOSITIVE POWER

                                            102,000 (children's trust; 1/3 voting trustee)

-------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    5,587,104*
-------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                    [X]

                                           *
-------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                    27.94% (See Item 5)*
-------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON

                          IN
-------------------------------------------------------------------------------------------------------

* Does not include shares of common stock issuable on the conversion of 725.473 shares of Series A Convertible Preferred Stock of Incomnet and 872.738 shares of Series B Convertible Preferred Stock of Incomnet (collectively, the "Preferred Shares") which Mr. Casey has an option (the "Option") to purchase, exercisable at any time prior to October 14, 1998. Although the Preferred Shares are convertible at any time, and the current owners of the Preferred Shares attempted to convert them in June 1998, Incomnet does not currently have sufficient authorized but unissued shares of common stock to effect the conversion of the Preferred Shares into common stock and uncertainties exist as to the number of shares of common stock into which the Preferred Shares are convertible. Thus, there is no assurance as to whether or when the conversion of the Preferred Shares can actually be effected. See Items 4 and 5.

This Statement is the sixth Amendment to the Statement on Schedule 13D filed on April 7, 1998 (as previously amended, the "Statement") with the Securities and Exchange Commission by Mr. John P. Casey in connection with his beneficial ownership of shares (the "Shares") of common stock of Incomnet, Inc. ("Incomnet" or the "Issuer"). All capitalized terms used and not defined in this Amendment No. 6 have the meanings given to them in the Statement.

Item 2. Identity and Background

      By virtue of the voting arrangements in the Option Agreement described in
Item 6, Mr. Casey may be deemed to be a member of a group with the Sellers (as defined below). Reference is made to the Sellers' Statement on Schedule 13D filed on June 19, 1998 for information on the identity and background of the Sellers. Mr. Casey disclaims the existence of any group of which he is a member other than as a result of the voting arrangements referred to above.

Item 3. Source and Amount of Funds or Other Consideration.

      On July 15, 1998, Mr. Casey purchased the Option from Robert Cohen, Stefanie Rubin, Allyson Cohen, Jeffrey Cohen, Alan Cohen, Lenore Katz, Broadway Partners and Meryl Cohen, individually and as custodian for Gabrielle Cohen, Jaclyn Cohen, Erica Cohen and Nicole Cohen (collectively, the "Sellers") to purchase all of the Preferred Shares owned by the Sellers. Mr. Casey will pay $300,000 using funds from the Credit Facility referenced in Amendment No. 5 to Mr. Casey's Statement on Schedule 13D for the Option, of which $150,000 was paid on July 15, 1998 and the balance of $150,000 is payable on August 14, 1998.

Item 4. Purpose of Transaction.

      On July 15, 1998, Mr. Casey purchased the Option from the Sellers. The background of his decision to purchase the Option and his purposes in doing so are described below.

      In June 1998, the Sellers delivered to Incomnet a notice of conversion of the Preferred Shares into common stock and tendered the Preferred Shares for conversion. Based on the average conversion prices in effect at the time the conversion notices were delivered, Mr. Casey believes that the Preferred Shares might have been converted into approximately 27% of the post-conversion outstanding shares of common stock. Because Incomnet had insufficient authorized but unissued common stock to honor the conversion, it could not deliver the common stock issuable on the conversion to the Sellers. Pursuant to the terms of the Preferred Shares applicable if Incomnet has not delivered common stock certificates within three days of the conversion notice, the Sellers withdrew their Preferred Shares.

      After the attempted conversion of Preferred Shares by the Sellers, Incomnet announced that it would seek shareholder approval of a six-for-one reverse stock split in which each shareholder of Incomnet would receive one share of common stock for each six shares held before the reverse stock split was effected. The effect of the reverse stock split would be to reduce the issued and outstanding common stock from approximately 20 million shares to approximately 3.33 million shares, thereby leaving approximately 16.67 million authorized but unissued shares, some of which could be issued on conversion of the Preferred Shares and on the exercise of various outstanding options and warrants and the To-Be-Issued Common. If the Preferred Shares were thereafter converted at the conversion price (approximately $.19 per share of common stock) which Mr. Casey believes to have been in effect at the date of the conversion notices, as adjusted for the reverse stock split, the Sellers would have acquired approximately 27% of the post-conversion outstanding common stock, and his own holdings would have been reduced from approximately 28% to approximately 18%.

      Mr. Casey purchased the Option to give himself the opportunity (should he decide to exercise the Option) to remove a potential concentrated block of common stock and preserve the voting power of his own common stock and his ability to influence the future direction of Incomnet.

      Although Incomnet has the right to redeem the Preferred Shares at any time that the market price of the common stock is below $2 per share, Mr. Casey believes that the Company's current financial condition might well preclude the Company from legally doing so even though such course might be in the best interests of the holders of common stock. If Mr. Casey exercises the Option (which he may or may not do), he currently intends to request that Incomnet file with the Securities and Exchange Commission a registration statement pursuant to which he would offer the securities received on the exercise of the Option to all of the holders of Incomnet common stock of record as of August 1, 1998 pro rata according to their holdings, after reserving for himself his pro rata portion of such securities based on his ownership as of August 1, 1998. Mr. Casey would offer the securities for an aggregate offering price equal to his cost (including expenses) of purchasing and offering the securities, less the cost attributable to the pro rata portion of the securities he retains. He believes that such an offering would effectively disperse a large block of stock and further would permit all of the holders of Incomnet common stock, including himself, to participate in the economic benefits of the Preferred Stock on a pro rata basis.

Item 5. Interest in Securities of the Issuer.

        (a) Mr. Casey is the beneficial owner of 5,587,104 Shares. Mr. Casey may also be deemed to be the beneficial owner of the common stock issuable on the conversion of the Preferred Shares by reason of his right to acquire the Preferred Shares on the exercise of the Option. If Mr. Casey were to exercise the Option and convert the Preferred Shares (assuming Incomnet had taken action to make available sufficient authorized shares of Common Stock to effect the conversion), Mr. Casey believes he would own approximately 44% of the common stock outstanding after giving effect to the conversion and to the issue of the To-Be-Issued Common to holders of Series A and Series B Stock who did not rescind their conversions. This percentage assumes (which has not been determined) that Mr. Casey would be able to convert at the price per share (approximately $.19 per share of Common) which Mr. Casey believes to have been in effect when the Sellers attempted to convert in June, 1998.

        (b) Mr. Casey has sole power to vote, direct the vote of, dispose of, and direct the disposition of 5,485,104 of the Shares described in (a) above. Mr. Casey has shared power to vote, direct the vote of, dispose of, and direct the disposition of, 102,000 of the Shares described in (a) above.

        (c)     Not applicable.

        (d)     Not applicable.

        (e)     Not applicable.

        The following is a summary of certain terms of the Option Agreement referred to below, a copy of which is filed as an exhibit to this Amendment to
Schedule 13D and is incorporated herein by reference. This summary is qualified in its entirety by reference to the full text of the Option Agreement.

        Mr. Casey and the Sellers have entered into an Option Agreement dated July 15, 1998 (the "Option Agreement"), pursuant to which the Sellers have granted Mr. Casey the Option to purchase all of the Preferred Shares of Incomnet currently owned by them and any shares of common stock of Incomnet received by them on conversion of the Preferred Shares (collectively, the "Option Shares"). The price for the Option is $300,000 (the "Option Price"), of which $150,000 was paid on July 9, 1998 and the balance is to be paid on August 15, 1998. The Option is exercisable by Mr. Casey commencing 2:00 p.m. (Pacific Time) on July 15, 1998 and terminating at 11:59 p.m. (Pacific Time) on October 14, 1998 (the "Option Term").

        The purchase price for the Option Shares is $2,300,000, less the Option Price, with an adjustment for any dividends that accrue on the Preferred Stock from July 15, 1998 to the delivery of the purchase price. If Mr. Casey elects to exercise the Option, then at the closing of the purchase of the Option Shares, the Sellers are to assign and transfer to Mr. Casey all of their rights, entitlements, claims and causes of action against all persons, including Incomnet, in respect of the Option Shares, including any claims or causes of action arising from Incomnet's failure to honor the Sellers' attempted conversion. Mr. Casey's obligation to purchase the Option Shares is subject to various conditions, including the absence of proceedings to prevent or interfere with the transactions contemplated by the Option Agreement and the receipt of all required consents, including governmental consents, if any, required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

        The Sellers have agreed with Mr. Casey that, among other things, they
(i) will not sell, transfer, pledge or otherwise encumber any of the Option Shares, (ii) will not take any action to convert the Preferred Shares without Mr. Casey's consent, (iii) will make all filings required to consummate sale of the Option Shares and (iv) take all reasonable actions to preserve their rights as holders of the Preferred Shares and underlying common stock. During the Option Term, the Sellers are entitled to vote their Preferred Shares, provided they give Mr. Casey five business days prior notice specifying how they intend to vote. If Mr. Casey exercises the Option during that period, the Sellers agree to vote as directed by Mr. Casey and to deliver an irrevocable proxy whereby Mr. Casey shall be entitled to vote such shares. Mr. Casey has agreed that for nine months from the date of the Option he will vote the shares of common stock he owns as directed by the Sellers (if any directions are given) on any proposal regarding an increase in the authorized shares of Incomnet's common stock or a reverse stock split that will enable Incomnet to honor the conversion of the Preferred Shares.

Item 7. Material to be Filed as Exhibits.

        Option Agreement dated July 15, 1998 between John P. Casey and Robert Cohen, Stefanie Rubin, Allyson Cohen, Jeffrey Cohen, Alan Cohen, Lenore Katz, Broadway Partners and Meryl Cohen, individually and as custodian for Gabrielle Cohen, Jaclyn Cohen, Erica Cohen and Nicole Cohen

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    /s/ JOHN P. CASEY
Date:  July 15, 1998                 ------------------------------------------
                                    John P. Casey